     As filed with the Securities and Exchange Commission on June 15, 2001.

                                                              File No. 811-10315


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM N-8B-2


                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940


                       LSW VARIABLE LIFE INSURANCE ACCOUNT
                       -----------------------------------
                         (Name of Unit Investment Trust)

                           1300 West Mockingbird Lane
                               Dallas, Texas 75247
                   -------------------------------------------
                   (Address of Principal Office of Registrant)


                         Issuer of periodic payment plan
                         certificates only for purposes
                         of information provided herein


                            -------------------------


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                                       I.

                      ORGANIZATION AND GENERAL INFORMATION

1.      (a)     Furnish name of the trust and the Internal Revenue Service
                Employer Identification Number.

                LSW Variable Life Insurance Account (the "Separate Account"). The Separate Account has no IRS Employer Identification Number.

        (b) Furnish title of each class or series of securities issued by the trust.

                "LSW Advantage" Flexible Premium Adjustable Variable Life Insurance Policy (each, a "Policy," and collectively, the "Policies"). A registration statement on Form S-6 under the Securities Act of 1933 was filed on March 22, 2001 (File No. 333-57402).

2. Furnish name and principal business address and ZIP Code, and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                Life Insurance Company of the Southwest
                1300 West Mockingbird Lane
                Dallas, Texas  75247

                IRS Employer Identification No. 75-0953004.

3. Furnish name and principal business address and ZIP Code, and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                There is no trustee or custodian for the Separate Account, in reliance upon Rule 6e-3(T) under the Investment Company Act of 1940 ("1940 Act"). Life Insurance Company of the Southwest ("LSW") owns the securities held by the Separate Account as a matter of applicable state insurance law.

4. Furnish name and principal business address and ZIP Code, and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                Distribution of the Policies has not commenced. Equity Services, Inc. ("ESI") will act as the principal underwriter of the Policies. Its principal business address and IRS employer identification number are:

                Equity Services, Inc.
                National Life Drive
                Montpelier, Vermont  05604


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                IRS Identification Number: 03-0221141.

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                Texas

6.      (a)     Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.
                (If individual indentures or agreements are entered into with security holders, so state and furnish the date of the first such indenture or agreement.)

                        Not applicable. There is no such indenture or agreement.

                        The Separate Account was established pursuant to a resolution of the Board of Directors of LSW under Texas law on February 15, 2001. The resolution authorizes the issuance of the Policies. The Separate Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them.

        (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee. (If this indenture or agreement is the same as set forth in item 6(d), so state.)

                        Not applicable. LSW intends to act as its own custodian for safekeeping of the Separate Account's assets.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                The name of the Separate Account has never been changed.

8.      State the date on which the fiscal year of the trust ends.

                December 31.

Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority, or any such proceeding or legal proceeding known to be contemplated by a governmental authority.


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        Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                The Separate Account is not a party to any litigation. Its depositor, LSW, as an insurance company, ordinarily is involved in litigation. LSW is of the opinion that such litigation is not material with respect to Owners (this term is defined in response to Item 10(a)) of the Separate Account. ESI as a broker dealer is also ordinarily involved in litigation. ESI is of the opinion that such litigation is not material with respect to Owners of the Separate Account.

                                       II.

                      GENERAL DESCRIPTION OF THE TRUST AND
                             SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

        (a)     Whether the securities are of the registered or bearer type.

                        The Policies are of the registered type insofar as all Policies are personal to the respective owners of the Policies ("Owners"), and the records concerning the Owners are maintained by or on behalf of LSW.

        (b) Whether the securities are of the cumulative or distributive type.

                        The Policies are of the cumulative type, providing for no direct distribution of income, dividends or capital gains. Such amounts are not separately identifiable but are reflected in certain Policy values.

        (c) The rights of security holders with respect to withdrawal or redemption.

                        The Owner may at any time fully surrender the Policy and receive the Cash Surrender Value (that is, the Accumulated Value minus any applicable surrender charge, and minus any outstanding Policy loans and accrued interest on such loans), if any. An Owner may make a withdrawal after the first Policy Anniversary. Withdrawal and surrender proceeds will ordinarily be mailed by LSW within seven days of receipt of the request.

        (d) The rights of security holders with respect to conversion, transfer, partial redemption and similar matters.

                        Conversion. The Policies permit Owners to make transfers of amounts in the Subaccounts (this term is defined in the response to Item 12(a)) of the Separate Account to the General Account.


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                        Transfers. The Owner may make transfers of the amounts
                        in the Subaccounts of the Separate Account and LSW's General Account, the account that holds the assets of LSW that are available to support its insurance and annuity obligations ("General Account"), between and among such accounts. Transfers between the Subaccounts of the Separate Account or into the General Account will be made on the Valuation Day (this term is defined in the response to Item 44(a)) LSW receives the request. Transfers out of the General Account are limited in amount to one transfer per policy year. Currently, transfers may be made without charge regardless of their frequency, and LSW has no present intention to impose a charge for transfers in the foreseeable future. However, LSW reserves the right to impose in the future a charge of $25 on each transfer in excess of five transfers in any one policy year.

                        Partial Redemption. After the first policy year, the Owner may, subject to certain restrictions, request a withdrawal of a portion of the Cash Surrender Value. The minimum amount for such withdrawal is $500 (exceptions down to $100 may be made for employee benefit plans).

        (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                        During the first five policy years, the Policy will lapse if an amount at least equal to the Minimum Guarantee Premium (the sum of the minimum Monthly Premiums in effect on each monthly Policy Date since the date of issue, plus all withdrawals and outstanding Policy loans and accrued interest) has not been paid and if the Cash Surrender Value is insufficient to cover the Monthly Deductions (this term is defined in response to Item 13(a)) and a 61-day grace period expires without a sufficient premium payment. After the fifth policy year, the Policy will lapse if the Cash Surrender Value is insufficient and the grace period lapses without a sufficient premium payment. The failure to pay a "Planned Periodic Premium," which is the premium amount that the Owner plans to pay at the frequency selected, will not itself cause a Policy to lapse.

                        Subject to certain conditions, including evidence of insurability satisfactory to LSW and the payment of a sufficient premium, a Policy may be reinstated at any time within five years (or such longer period as may be required in a particular state) after the beginning of the grace period.

        (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities, and the relationship of such persons to the trust.


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                        LSW is the legal owner of the Funds (this term is
                        defined in the response to Item 12(a)) shares, and as such has the right to vote upon any matter that may be voted upon at a shareholders' meeting. However, in accordance with the view of the Securities and Exchange Commission ("SEC") with respect to present applicable law, LSW will vote the shares of the Funds at meetings of the shareholders of the appropriate Fund or Portfolio (this term is defined in response to Item 12(a)) in accordance with instructions received from Owners. Fund shares held in each Subaccount of the Separate Account for which no timely instructions from Owners are received will be voted by LSW in the same proportion as those shares in that Subaccount for which instructions are received. For each share of a Portfolio for which Owners have no interest, LSW will cast votes, for or against any matter, in the same proportion as Owners vote.

                        If required by state insurance officials, LSW may disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the investment objectives or policies of one or more of the Portfolios, or to approve or disapprove an investment policy or investment adviser of one or more of the Portfolios. In addition, LSW may disregard voting instructions in favor of certain changes initiated by an Owner or the Fund's Board of Directors provided that LSW's disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the Portfolio's objectives and purposes, and the effect the change would have on LSW. If LSW does disregard voting instructions, it will advise Owners of that action and its reasons for such action in the next semi-annual report to Owners.

        (g)     Whether security holders must be given notice of any change in:

                (1)     the composition of the assets of the trust.

                                Owners will be notified of any change in the operation of the Separate Account or in the Portfolios underlying the Separate Account's investment divisions. See response to Item 52(a).

                (2) the terms and conditions of the securities issued by the trust.

                                No change in the terms and conditions of the Policies may be made without notice to the Owners.

                (3) the provisions of any indenture or agreement of the trust.

                                Not applicable.

                (4)     the identity of the depositor, trustee or custodian.


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                                There is no provision requiring notice to, or
                                consent of, Owners with respect to any change in the identity of the Separate Account's depositor.

        (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                (1)     the composition of the assets of the trust.

                                Consent of the Owners is not required when changing the underlying securities of the Separate Account. However, to change such securities, approval of the SEC is required in compliance with Section 26(b) of the 1940 Act. See response to Item 52(a).

                (2) the terms and conditions of the securities issued by the trust.

                                LSW may modify the provisions of the Policies under certain circumstances, subject to compliance with applicable law, including approval of Owners, if so required.

                (3) the provisions of any indenture or agreement of the trust.

                                Not applicable.

                (4)     the identity of the depositor, trustee or custodian.

                                There is no provision requiring notice to, or consent of, Owners with respect to any change in the identity of the Separate Account's depositor.

        (i) Any other principal feature of the securities issued by the trust, or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                                See responses to other sub-items of Item 10 and Items 13, 15, 21 and 51.

Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

                The Owner will not be the owner of the securities held in the Separate Account, although the value of those securities will be used to calculate contract benefits. The securities are owned by LSW, and are held in the Separate Account pursuant to Texas insurance laws governing the operation of separate accounts. The


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                securities held in the Separate Account will be the shares of the investment companies described in response to Item 12.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

        (a)     Name of company.

                        The Separate Account consists of twenty-six Subaccounts ("Subaccounts"), the assets of each of which are used to purchase shares of a designated corresponding portfolio ("Portfolio") of a designated investment company ("Fund").

                        (1) The Fidelity Equity-Income Subaccount, Fidelity Growth Subaccount, Fidelity High Income Subaccount and the Fidelity Overseas Subaccount of the Separate Account invest in shares of the Equity-Income Portfolio, Growth Portfolio, the High Income Portfolio, and the Overseas Portfolio, respectively, of the Variable Insurance Products Fund ("VIPF"), a "series" type mutual fund registered with the SEC as a diversified open-end management investment company.

                        (2) The Fidelity Contrafund Subaccount, Fidelity Index 500 Subaccount and Fidelity Investment Grade Bond Subaccount of the Separate Account invest in shares of the Contrafund Portfolio, Index 500 Portfolio, and the Investment Grade Bond Portfolio, respectively, of the Variable Insurance Products Fund II ("VIPF II"), a "series" type mutual fund registered with the SEC as a diversified open-end management investment company.

                        (3) The Sentinel Common Stock Subaccount, Sentinel Mid Cap Growth Subaccount, Sentinel Small Company Subaccount, Sentinel Growth Index Subaccount and the Sentinel Money Market Subaccount of the Separate Account invest in shares of the Common Stock Fund, Mid Cap Growth Fund, Small Company Fund, Growth Index Fund, and Money Market Fund, respectively, of the Sentinel Variable Products Trust ("SVPT"), a "series" type mutual fund registered with the SEC as a diversified open-end management investment company.

                        (4) The Alger Growth Subaccount, Alger Leveraged AllCap Subaccount, and Alger Small Capitalization Subaccount of the Separate Account invest in shares of the Growth Portfolio, Leveraged AllCap Portfolio, and Small Capitalization Portfolio, respectively, of the Alger American Fund ("Alger"), a "series" type


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                                mutual fund registered with the SEC as a
                                diversified open-end management investment company.

                        (5) The VP Income & Growth Subaccount and the VP Value Subaccount of the Separate Account invest in shares of the VP Income & Growth Portfolio and Value Portfolio, respectively, of the American Century Variable Portfolios, Inc. ("American Century"), a "series" type mutual fund registered with the SEC as a diversified open-end management investment company.

                        (6) The Dreyfus Socially Responsible Growth Subaccount of the Separate Account invests in shares of the Dreyfus Socially Responsible Growth Fund, Inc., ("Dreyfus"), a mutual fund registered with the SEC as a diversified open-end management investment company.

                        (7) The VIF-Dynamics Subaccount, VIF-Health Sciences Subaccount and the VIF-Technology Subaccount of the Separate Account invest in shares of the VIF-Dynamics Fund, VIF-Health Sciences Fund, and the VIF-Technology Fund, respectively, of the INVESCO Variable Investment Funds, Inc. ("INVESCO"), a "series" type mutual fund registered with the SEC as a diversified open-end management investment company.

                        (8) The J.P. Morgan International Opportunities Subaccount and the J.P. Morgan Small Company Subaccount of the Separate Account invest in shares of the International Opportunities Portfolio and the Small Company Portfolio, respectively, of the J.P. Morgan Series Trust II ("Morgan"), a "series" type mutual fund registered with the SEC as a diversified open-end management investment company.

                        (9) The Neuberger Berman Partners Subaccount of the Separate Account invests in shares of the Partners Portfolio of the Neuberger Berman Advisers Management Trust ("Neuberger Berman"), a "series" type mutual fund registered with the SEC as a diversified open-end management investment company.

                        (10) The Strong Mid Cap Growth II Subaccount of the Separate Account invests in shares of the Mid Cap Growth Fund II of the Strong Variable Insurance Funds, Inc. ("Strong VIF"), a "series" type mutual fund registered with the SEC as a diversified open-end management investment company.

                        (11) The Strong Opportunity II Subaccount of the Separate Account invests in shares of the Strong Opportunity Fund II ("Strong


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                                Opportunity"), a mutual fund registered with the
                                SEC as a diversified open-end management investment company.

        (b)     Name and principal business address of depositor.

                        Not applicable.

        (c)     Name and principal business address of trustee or custodian.

                (1) Incorporated herein by reference to the Prospectus for VIPF, File No. 2-75010.

                (2) Incorporated herein by reference to the Prospectus for VIPF II, File No. 33-20773.

                (3) Incorporated herein by reference to the Prospectus for SVPT, File No. 333-35832.

                (4) Incorporated herein by reference to the Prospectus for Alger, File No. 33-21722.

                (5) Incorporated herein by reference to the Prospectus for American Century, File No. 33-14567.

                (6) Incorporated herein by reference to the Prospectus for Dreyfus, File No. 33-49014.

                (7) Incorporated herein by reference to the Prospectus for INVESCO, File No. 33-70154.

                (8) Incorporated herein by reference to the Prospectus for Morgan, File No. 33-72834.

                (9) Incorporated herein by reference to the Prospectus for Neuberger Berman, File No. 2-88566.

                (10) Incorporated herein by reference to the Prospectus for Strong VIF, File No. 33-45321.

                (11) Incorporated herein by reference to the Prospectus for Strong Opportunity, File No. 33-45320.

        (d)     Name and principal business address of principal underwriter.

                (1) Incorporated herein by reference to the Prospectus for VIPF, File No. 2-75010.

                (2) Incorporated herein by reference to the Prospectus for VIPF II, File No. 33-20773.


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                (3)     Incorporated herein by reference to the Prospectus for
                        SVPT, File No. 333-35832.

                (4) Incorporated herein by reference to the Prospectus for Alger, File No. 33-21722.

                (5) Incorporated herein by reference to the Prospectus for American Century, File No. 33-14567.

                (6) Incorporated herein by reference to the Prospectus for Dreyfus, File No. 33-49014.

                (7) Incorporated herein by reference to the Prospectus for INVESCO, File No. 33-70154.

                (8) Incorporated herein by reference to the Prospectus for Morgan, File No. 33-72834.

                (9) Incorporated herein by reference to the Prospectus for Neuberger Berman, File No. 2-88566.

                (10) Incorporated herein by reference to the Prospectus for Strong VIF, File No. 33-45321.

                (11) Incorporated herein by reference to the Prospectus for Strong Opportunity, File No. 33-45320.

        (e) The period during which the securities of such company have been the underlying securities.

                (1) Since shortly after commencement of operations of the Separate Account.

                (2) Since shortly after commencement of operations of the Separate Account.

                (3) Since shortly after commencement of operations of the Separate Account.

                (4) Since shortly after commencement of operations of the Separate Account.

                (5) Since shortly after commencement of operations of the Separate Account.

                (6) Since shortly after commencement of operations of the Separate Account.

                (7) Since shortly after commencement of operations of the Separate Account.

                (8) Since shortly after commencement of operations of the Separate Account.

                (9) Since shortly after commencement of operations of the Separate Account.

                (10) Since shortly after commencement of operations of the Separate Account.


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                (11)    Since shortly after commencement of operations of the
                        Separate Account.

Information Concerning Loads, Fees, Charges and Expenses

13.     (a)     Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

                        (A) the nature of such load, fee, expense, or charge;

                        (B)     the amount thereof;

                        (C) the name of the person to whom such amounts are paid and his relationship to the trust;

                        (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                                (1)     Principal Payments

                                        Charges will be deducted in connection
                                        with the Policy to compensate LSW for
                                        (a) providing the insurance benefits set forth in the Policy; (b) administering the Policy; (c) assuming certain risks in connection with the Policy; and (d) incurring expenses in distributing the Policy.

                                Premium Tax Charge

                                        A deduction of 3.25% of the premium will be made from each premium payment prior to allocation of the remainder of the premium ("Net Premium"), to cover state premium taxes and a federal deferred acquisition tax. For qualified employee benefit plans, the deduction will be 2.0% of each premium rather than 3.25%.

                                Monthly Deductions

                                        Charges will be deducted from the sum of the Policy's value in the Separate Account and the General Account ("Accumulated Value") on the date of issue and on each monthly policy date to compensate LSW for administrative expenses and for the insurance coverage provided by the Policy. The "Monthly Deduction" consists of two components -
                                        (a) the cost of insurance ("Cost of
                                        Insurance Charge"), and (b) the monthly
                                        administrative charge. Because portions
                                        of the Monthly Deduction, such as the
                                        cost of insurance, can vary from month
                                        to month, the


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                                        Monthly Deduction may vary in amount
                                        from month to month. The Monthly
                                        Deduction will be deducted on a pro rata basis from the Subaccounts of the Separate Account and the General Account, unless the Owner has elected at the time of application, or later requests in writing, that the Monthly Deduction be made from the Sentinel Money Market Subaccount. If a Monthly Deduction cannot be made from the Sentinel Money Market Subaccount, where that has been elected, the amount of the deduction in excess of the Accumulated Value available in the Sentinel Money Market Subaccount will be made on a pro rata basis from the Subaccounts of the Separate Account and the General Account.

                                Cost of Insurance

                                        LSW will determine the monthly Cost of
                                        Insurance Charge by multiplying the
                                        applicable cost of insurance rate or
                                        rates by the Net Amount at Risk (as
                                        defined below) for each policy month.

                                        The "Net Amount at Risk" on any monthly
                                        policy date is the amount by which the
                                        Unadjusted Death Benefit (this term is
                                        defined in the response to Item 53(d))
                                        adjusted by a factor exceeds the
                                        Accumulated Value. This factor is
                                        1.00327234, and is used to reduce the
                                        Net Amount at Risk, solely for purposes
                                        of computing the Cost of Insurance, by
                                        taking into account assumed monthly
                                        earnings at an annual rate of 4%. The
                                        Net Amount at Risk is determined
                                        separately for the Initial Face Amount
                                        and any increases in Face Amount
                                        ("Initial Face Amount" and "Face Amount" are defined in the response to Item 51(d)). In determining the Net Amount at Risk for each increment of Face Amount, the Accumulated Value is first considered part of the Initial Face Amount. If the Accumulated Value exceeds the Initial Face Amount, it is considered as part of any increases in Face Amount in the order such increases took effect.

                                        A Cost of Insurance rate is also
                                        determined separately for the Initial
                                        Face Amount and any increases in Face
                                        Amount. In calculating the Cost of
                                        Insurance Charge, the rate for the
                                        premium class on the date of issue is
                                        applied to the Net Amount at Risk for
                                        the Initial Face Amount. For each
                                        increase in Face Amount, the rate for
                                        the premium class applicable to the
                                        increase is used. If, however, the
                                        Unadjusted Death Benefit is calculated
                                        as the Accumulated


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


                                        Value times the specified percentage,
                                        the rate for the premium class for the
                                        Initial Face Amount will be used for the amount of the Unadjusted Death Benefit in excess of the total Face Amount for Option A, and in excess of the total Face Amount plus Accumulated Value for Option B. Any change in the Net Amount at Risk will affect the total Cost of Insurance Charges paid by the Owner.

                                        The Cost of Insurance rate will be based on the attained age, sex, premium class of the insured, policy duration and Policy size. The actual monthly Cost of Insurance rates ("current rates") will be based on LSW's expectations as to future mortality and expense experience. They will not, however, be greater than the guaranteed maximum cost of insurance rates set forth in the Policy. These guaranteed maximum rates are based on the insured's attained age, sex, premium class, and the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker
                                        Mortality Table. Policies may also be
                                        issued on a guaranteed issue basis,
                                        where no medical underwriting is
                                        required prior to issuance of a Policy.

                                        The current Cost of Insurance rates for
                                        Policies issued on a guaranteed issue
                                        basis may be higher than current Cost of Insurance rates for healthy insureds who undergo medical underwriting.

                                Monthly Administrative Charge

                                        LSW administers the Policy and the
                                        Separate Account and, therefore, will
                                        incur certain ordinary administrative
                                        expenses. LSW therefore assesses a
                                        "Monthly Administrative Charge." The
                                        Monthly Administrative Charge
                                        (presently, $7.50) will be deducted from the Accumulated Value on the date of issue and each monthly policy date as part of the Monthly Deduction.

                                Cost Reduction

                                        LSW currently intends to reduce the
                                        Monthly Deduction starting in policy
                                        year 11 by an amount equal to 0.50% per
                                        annum of the Accumulated Value in the
                                        Separate Account. This cost reduction is not guaranteed, however, and will only be continued if LSW's mortality and expense experience with the Policies justifies continuation of the cost reduction.

                                Withdrawal Charge

                                        At the time of a withdrawal, LSW will
                                        assess a charge equal to the lesser of
                                        2% of the withdrawal amount and $25.
                                        This "Withdrawal Charge" will be
                                        deducted from the withdrawal amount.

                                Transfer Charge

                                        Currently, unlimited transfers are
                                        permitted among the Subaccounts, or from the Separate Account to the General Account, and transfers from the General Account to the Separate Account are permitted within certain limits, in each case without charge. LSW has no present intention to impose a transfer charge in the foreseeable future. However, LSW reserves the right to impose in the future a transfer charge of $25 on each transfer in excess of five transfers in any policy year, to compensate LSW for the costs of processing such transfers. If imposed, the transfer charge will be deducted from the amount being transferred.

                                Projection Report Charge

                                        LSW may impose a charge for each
                                        projection report requested by the
                                        Owner. LSW will notify the Owner in
                                        advance of the amount of this charge.

                                Mortality and Expense Risk Charge

                                        A daily "Mortality and Expense Risk
                                        Charge" will be deducted from the value
                                        of the net assets of the Separate
                                        Account to compensate LSW for mortality
                                        and expense risks assumed in connection
                                        with the Policy. This charge will be
                                        deducted at an annual rate of 0.90% (or
                                        a daily rate of .0024548%) of the
                                        average daily net assets of each
                                        Subaccount of the Separate Account.

        (2)     Underlying Investment Company Expenses

                Incorporated herein by reference to the Prospectus for VIPF, File No. 2-75010; VIPF II, File No. 33-20733, SVPT, File No. 333-35832, Alger, File No. 33-21722, American Century, File No. 33-14567, Dreyfus, File No. 33-49014, INVESCO, File No. 33-70154, Morgan, File No. 33-72834, Neuberger Berman, File No. 2-88566, Strong VIF, File No. 33-45321, and Strong Opportunity, File No. 33-45320.

        (3)     None.

        (4)     None.

        (5) The Cash Surrender Value is payable on surrender of a Policy. A surrender charge ("Surrender Charge"), which consists of a deferred administrative charge ("Deferred Administrative Charge") and a deferred sales charge ("Deferred Sales Charge"), is imposed if the Policy is surrendered or lapses at any time before the end of the fifteenth policy year following issue or Face Amount increase.

                        Deferred Administrative Charge

                                The Deferred Administrative Charge varies by issue age, and is based on the face amount of the Policy on the date of issue ("Initial Face Amount") and the Face Amount of any increase. After the first five policy years of issue or increase, it declines linearly by month until the end of policy year 15 following issue or increase, when it becomes zero. Charges per $1,000 of Face Amount for sample Issue Ages are shown below:


                                                           CHARGE PER $1000 OF INITIAL
                           SAMPLE ISSUE AGE                         FACE AMOUNT
                           ----------------                         -----------
                                0-5                                    None
                                10                                     $0.50
                                15                                     $1.00
                                20                                     $1.50
                                25-85                                  $2.00

                                For Issue Ages not shown, the charge will increase by a ratable portion for each full year.

                        Deferred Sales Charge

                                The Deferred Sales Charges are expressed as a dollar amount per $1,000 of initial face amount. There will be a deferred sales charge associated with the initial policy face amount as well as with each subsequent face amount increase. Each such portion of the deferred sales charge will have a duration of fifteen policy years as measured from the issue date of the corresponding face amount. Each portion of the deferred sales charge will be level for the first five policy years then decrease linearly by Policy Month until the end of the fifteenth policy year. The Deferred Sales Charge amounts are shown below.

     ISSUE                       MALE                                 FEMALE
      AGE               NONSMOKER       SMOKER                NONSMOKER       SMOKER
       0                  1.43          1.43                    1.12          1.12
       1                  1.39          1.39                    1.10          1.10
       2                  1.44          1.44                    1.14          1.14
       3                  1.49          1.49                    1.18          1.18
       4                  1.54          1.54                    1.22          1.22
       5                  1.60          1.60                    1.26          1.26
       6                  1.66          1.66                    1.31          1.31
       7                  1.73          1.73                    1.36          1.36
       8                  1.80          1.80                    1.41          1.41
       9                  1.87          1.87                    1.47          1.47
      10                  1.95          1.95                    1.53          1.53
      11                  2.04          2.04                    1.59          1.59
      12                  2.13          2.13                    1.66          1.66
      13                  2.22          2.22                    1.73          1.73
      14                  2.32          2.32                    1.80          1.80
      15                  2.41          2.41                    1.87          1.87
      16                  2.51          2.51                    1.95          1.95
      17                  2.61          2.61                    2.03          2.03
      18                  2.70          2.70                    2.12          2.12
      19                  2.81          2.81                    2.21          2.21
      20                  2.59          3.45                    2.18          2.60
      21                  2.69          3.58                    2.27          2.71
      22                  2.79          3.72                    2.37          2.83
      23                  2.90          3.87                    2.47          2.95
      24                  3.02          4.03                    2.58          3.08
      25                  3.15          4.20                    2.69          3.22
      26                  3.28          4.38                    2.81          3.37
      27                  3.43          4.58                    2.94          3.52
      28                  3.58          4.79                    3.07          3.68
      29                  3.75          5.02                    3.21          3.85
      30                  3.92          5.26                    3.36          4.04
      31                  4.11          5.52                    3.52          4.23
      32                  4.31          5.80                    3.68          4.43
      33                  4.52          6.09                    3.86          4.64
      34                  4.74          6.40                    4.04          4.87
      35                  4.98          6.72                    4.24          5.11
      36                  5.23          7.07                    4.44          5.36
      37                  5.49          7.44                    4.66          5.62
      38                  5.77          7.83                    4.89          5.90
      39                  6.07          8.25                    5.13          6.19
      40                  6.39          8.68                    5.39          6.50
      41                  6.72          9.14                    5.65          6.82
      42                  7.07          9.63                    5.93          7.15
      43                  7.45          10.14                   6.23          7.50
      44                  7.84          10.69                   6.54          7.86
      45                  8.26          11.26                   6.87          8.25
      46                  8.71          11.86                   7.22          8.65

     ISSUE                       MALE                                 FEMALE
      AGE               NONSMOKER       SMOKER                NONSMOKER       SMOKER
      47                  9.19          12.50                   7.58          9.07
      48                  9.69          13.18                   7.97          9.52
      49                 10.23          13.90                   8.39          9.99
      50                 10.81          14.66                   8.83          10.49
      51                 11.42          15.47                   9.29          11.01
      52                 12.07          16.33                   9.78          11.57
      53                 12.77          17.24                  10.31          12.15
      54                 13.51          18.20                  10.86          12.77
      55                 14.30          19.22                  11.45          13.42
      56                 15.15          20.30                  12.08          14.12
      57                 16.04          21.44                  12.75          14.85
      58                 17.01          22.65                  13.46          15.63
      59                 18.04          23.93                  14.23          16.48
      60                 19.14          25.30                  15.06          17.39
      61                 20.32          26.76                  15.96          18.37
      62                 21.58          28.31                  16.93          19.42
      63                 22.94          29.96                  17.96          20.56
      64                 24.39          31.71                  19.08          21.77
      65                 25.95          33.56                  20.27          23.06
      66                 27.61          35.51                  21.55          24.42
      67                 29.39          37.57                  22.92          25.89
      68                 31.30          37.75                  24.41          27.46
      69                 33.36          37.75                  26.02          29.18
      70                 35.58          37.75                  27.79          31.05
      71                 36.00          37.75                  29.72          33.10
      72                 36.00          37.75                  31.83          35.00
      73                 36.00          37.75                  34.00          35.00
      74                 36.00          37.75                  34.00          35.00
      75                 36.00          37.75                  34.00          35.00
      76                 36.00          37.75                  34.00          35.00
      77                 36.00          37.75                  34.00          35.00
      78                 36.00          37.75                  34.00          35.00
      79                 36.00          37.75                  34.00          35.00
      80                 36.00          37.75                  34.00          35.00
      81                 36.00          37.75                  34.00          35.00
      82                 36.00          37.75                  34.00          35.00
      83                 36.00          37.75                  34.00          35.00
      84                 36.00          37.75                  34.00          35.00
      85                 36.00          37.75                  34.00          35.00

                                Unisex policies will have surrender charge target premiums and maximum deferred sales charges that are higher than those for females above but lower than those for males.

        (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments. ("Sales load" includes sales loads of any underlying investment company security. Computation should be made on the basis of the certificate calling for the smallest amount of payments.)

                                See response to Item 13(a).

        (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load, and identify each class of individuals or transactions to which such plans apply.

                                See response to Item 13(a).

        (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

                                Not applicable.

        (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities. (Assignment, reinstatement, replacing lost certificates, etc.)

                                None.

        (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                                Neither LSW, the principal underwriter, nor the custodian of the Separate Account, nor any affiliated person of the foregoing, may receive any profit or any other benefit from premium payments under the Policies or the investments held in the Separate Account not included in the response to Item 13(a) through the sale or purchase of the Policies, Fund or Portfolio shares, except that LSW may receive a profit to the extent that the cost of insurance and risk charges built into the Policies exceed the actual cost of insurance needed to pay benefits. LSW will compensate certain other persons, including agents of ESI, for services rendered in connection with the distribution and servicing of the Policies, but such payments will be made from LSW's General Account assets.

        (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                                Not applicable.

Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                The offering and sale of the Policies is subject to established premium schedules and underwriting standards and state insurance laws. Such laws prohibit unfair discrimination among policyholders, but recognize that premiums must be based upon factors such as age, sex, health, and occupation. The underwriting process may involve such procedures as medical examinations and may require that further information be provided before a determination can be made.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                In the application for the Policy, the Owner will indicate how Net Premiums should be allocated among the Subaccounts of the Separate Account and/or the General Account, and such allocations may be changed at any time by the Owner by written notice to LSW at its home office, or if the telephone transaction privilege has been elected, by telephone instructions. The percentages of each Net Premium that may be allocated to any Subaccount must be in whole numbers of not less than 5%, and the sum of the allocation percentages must be 100%. LSW will allocate the Net Premiums on the Valuation Day on or next following the date it receives such premium at its home office.

                Any portion of the Initial Premium and any subsequent premiums received by LSW before the 20th day after the issuance of the Policy that are to be allocated to the Separate Account will be allocated to the Money Market Subaccount. At the end of such 20-day period after issuance, LSW will allocate the amount in the Money Market Subaccount to each of the Subaccounts selected in the application based on the proportion that the allocation percentage for such Subaccount bears to the sum of the Separate Account premium allocation percentages. For premium payments received after such period, Net Premiums will be allocated based on the allocation percentages then in effect.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                LSW purchases and redeems shares of the Portfolios of the Funds as necessary to effect Separate Account transactions under the policies.

17.     (a)     Describe the procedure with respect to withdrawal or redemption by security holders.

                        See response to Item 10.

        (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                        See response to Item 10.

        (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

                        If a Policy is totally surrendered, it will be cancelled.

18.     (a)     Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                        All income and other distributable funds of the Separate Account will be reinvested in the appropriate shares of the Portfolios of the Funds and will be added to the assets of the Separate Account.

        (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                        Not applicable.

        (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                        The Separate Account holds the reserves for the life insurance benefits under the Policies.

        (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof the account charged, and the basis of determining the amount of such charge.

                        Not applicable.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                        LSW has primary responsibility for all administration of the Policies and maintains such records.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

        (a)     Amendments to such indenture or agreement.

                        Not applicable.

        (b)     The extension or termination of such indenture or agreement.

                        Not applicable.

        (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                        Not applicable.

        (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                        Not applicable.

        (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                        There is no indenture. There are no provisions in any other agreement regarding these matters.

        (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                        There is no indenture. There are no provisions in any other agreement regarding these matters.

21.     (a)     State the substance of the provisions of any indenture or
                agreement with respect to
                loans to security holders.

                        The Owner may at any time after the first anniversary of the Policy's date of issue (and during the first year where required by law) borrow money from LSW using the Policy as the only security for the loan. The Owner may obtain Policy loans in an amount not exceeding the Policy's Cash Surrender Value on the date of the loan, minus three times the most recent Monthly Deduction. While the insured is living, the Owner may repay all or a portion of a loan and accrued interest. Loans may be taken by making a written request to LSW at its home office, or, if the telephone transaction privilege has been elected, by providing telephone instructions to LSW at its home office.

                        Interest is charged at a fixed rate of 6% per year from the date of the loan and is due at the end of each Policy Year. If interest is not paid when due, it will be added to the loan balance and bear interest at the same rate.

                        When a Policy loan is taken, Accumulated Value is transferred to a loan Account (the "Loan Account") as collateral for the Policy loan. Accumulated Value is taken from the Subaccounts of the Separate Account based upon the instructions of the Owner at the time the loan is taken. If specific allocation instructions have not been received from the Owner, the Policy loan will be allocated to the Subaccounts based on the proportion that each Subaccount's value bears to the total Accumulated Value in the Separate Account. If the Accumulated Value in one or more of the Subaccounts is insufficient to carry out the Owner's instructions (as to the amount of the insufficiency), the loan will not be processed until further instructions are received from the Owner. Accumulated Value will be taken from the General Account as collateral for a loan only to the extent that the Accumulated Value in the Separate Account is insufficient. The collateral for a Policy loan will initially be the loan amount. Any loan interest due and unpaid will be allocated among and transferred first from the Subaccounts of the Separate Account in proportion to the Accumulated. Values held in the Subaccounts, and then from the General Account.

                        Any loan interest due and unpaid will be added to the collateral for the Policy loan. At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid interest added to the loan balance) minus any loan repayments.

                        LSW will assume that any payments made while there is an outstanding loan on the Policy are premium payments, rather than loan repayments, unless it receives written instructions that a payment is a loan repayment. In the event of a loan repayment, an amount equal to the repayment will be deducted from the Loan Account and transferred to the Subaccounts of the

                        Separate Account and to the General Account based on the net premium allocations in effect at the time of the repayment.

        (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                1) The name of each person who makes such agreements or arrangements with security holders.

                2)      The rate of interest payable on such loans.

                3)      The period for which loans may be made.

                4)      Costs or charges for default in repayment at maturity.

                5) Other material provisions of the agreements or arrangement.

                        See response to Item 21(a).

        (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian, or affiliated person of the foregoing, and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                        None.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                        Not applicable.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                (a) Article IV, Section 7 of the Bylaws of LSW provides that, in accordance with the provisions of the Section, LSW shall indemnify directors, officers, and employees of LSW or any other corporation served at the request of LSW, and their heirs, executors and administrators, shall be indemnified to the maximum extent permitted by law against all costs and expenses, including judgments paid, settlement costs, and counsel fees, reasonably incurred in the defense of any claim in which such person is involved by virtue of his or her being or having been such a director, officer, or employee.

                (b) LSW owns a directors and officers liability insurance policy covering liabilities that directors and officers of LSW and its subsidiaries and affiliates may incur in acting as directors and officers.

                (c) Texas law authorizes Texas corporations to provide indemnification to directors, officers and other persons.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                Not applicable.

                                      III.

          ORGANIZATION, PERSONNEL, AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized, and the date of organization.

                LSW is a stock life insurance company incorporated in 1955 under Texas law.

26.     (a)     Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

                Not applicable.

        (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company, or any affiliated person or investment advisor of such company:

                (1) The nature of such fee or participation.

                (2) The name of the person making payment.

                (3) The nature of the services rendered in consideration for such fee or participation.

                (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                        LSW anticipates that it will enter into agreements with Funds pursuant to which the advisor or distributor pays LSW a fee based upon an annual percentage of the average net asset amount the Separate Account invests in such Funds. These percentages may differ, and LSW may be paid a greater percentage by some investment advisors or distributors than other advisors or distributors. These agreements reflect administrative services provided by LSW. LSW may receive compensation from the adviser or distributor of the Funds in connection with administration, distribution, or other services provided with respect to the Fund and its availability through the Policy. LSW has not received any such fees, as the Separate Account has not yet begun operations. LSW may receive such fees from Fred Alger Management, Inc., American Century Investment Management, Inc., The Dreyfus Corporation, Fidelity Investments, INVESCO Group Funds, Inc., J.P. Morgan Investment Management, Inc., Neuberger Berman Management, Inc., and Strong Capital Management, Inc., or their affiliates.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                        LSW is authorized to transact life insurance and annuity business in Texas and in 48 other states and the District of Columbia.

Officials and Affiliated Persons of Depositor

28.     (a)     Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding the power to vote 5% or more of the outstanding voting securities of the depositor.

                        No director or officer of LSW owns, directly or indirectly, any of its outstanding securities, and no other natural person owns, directly or indirectly, 5% or more of the outstanding voting securities of LSW.

        (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                                 PRINCIPAL OCCUPATION
NAME AND POSITION                DURING THE PAST FIVE YEARS
-----------------                --------------------------
James A. Mallon                  1998 to present: Executive Vice President & Chief
   Chairman of the Board         Marketing Officer, National Life Insurance Company;
                                 1996 to 1998: President & Chief Executive Officer -
                                 Integon Life Insurance Corporation; 1993 to 1996:
                                 Senior Vice President & Chief Marketing Officer -
                                 Commercial Union Life Insurance Company of America.

Wade H. Mayo                     1993 to present: President and Chief Executive Officer,
    President and Chief          LSW; 1996 to present: President - LSW National Holdings,
    Executive Officer            Inc.; 1989 to present: President & Director - Insurance
                                 Investors Life Insurance Company; 2000 to present:
                                 Senior Vice President - National Life Insurance Company.

Carl J. Lutz                     2000 to present: Executive Vice President and Chief
    Executive Vice President &   Marketing Officer; 1996 to 2000: Senior Vice President
    Chief Marketing Officer      and Director; 1984 to present: Senior Vice President -
                                 Insurance Investors Life Insurance Company.

Rodney A. Buck                   2000 to present: Executive Vice President and Chief
    Director                     Investment Officer - National Life Insurance Company;
                                 1996 to 2000: Senior Vice President and Chief Investment
                                 Officer - National Life Insurance Company; 1996 to present:
                                 Chairman, President & Chief Executive Officer - National
                                 Life Investment Management Company, Inc.; 1998 to present:
                                 Chief Executive Officer - Sentinel Advisors Company ("SAC");
                                 1987 to 1997: Senior Vice President - SAC.

Joseph M. Rob                    1993 to present, Chief Executive Officer, Sentinel Management
    Director                     Company and Sentinel Financial Services Company; 1985 to
                                 present, Chairman, Chief Executive Officer and Director,
                                 Equity Services, Inc.

William A. Smith                 1998 to present: Executive Vice President & Chief Financial
    Director                     Officer - National Life Insurance Company; 1994 to 1998 -
                                 Vice President and Controller - American Express Financial
                                 Advisors.

Robert G. Berg                   1996 to present: Senior Vice President
    Senior Vice President

                                 PRINCIPAL OCCUPATION
NAME AND POSITION                DURING THE PAST FIVE YEARS
-----------------                --------------------------
Gregory H. Doremus               2000 to present: Senior Vice President - 1998 to present:
    Senior Vice President        Senior Vice President - New Business & Customer Services -
                                 National Life Insurance Company;  1994 to 1998 - Vice
                                 President - Customer Services - National Life Insurance Company.

Michele S. Gatto                 2000 to present: Senior Vice President; 1999 to present:
    Senior Vice President        Senior Vice President & General Counsel - National Life Insurance
                                 Company; 1997 to 1999 - Vice President, General Counsel and
                                 Secretary - Massachusetts Casualty Insurance Company; 1986 to
                                 1997 - Vice President, Assistant General Counsel, Assistant
                                 Secretary/Treasurer, and other legal positions - The Paul Revere
                                 Corporation.

Erick R. Grinde                  1996 to present: Managing Vice President; 1998 to present:
    Managing Vice President      Senior Vice President & Director of Mortgages & Real Estate,
                                 National Life Investment Management Company, Inc.; 1987 to 1998,
                                 Vice President, National Life Investment Management Company, Inc.


Of the officers and directors listed in this 28(b) the business address of Messrs. Mayo, Lutz and Berg is 1300 West Mockingbird Lane, Dallas, Texas 75247. The business address of each other person named above is National Life Drive, Montpelier, Vermont 05604.

Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                        LSW is a stock life insurance company; all its outstanding shares are owned by Insurance Investors Life Insurance Company, which is in turn wholly owned by LSW National Holdings, Inc., which is turn wholly owned by National Financial Services, Inc., which is in turn wholly owned by National Life Insurance Company, which is in turn wholly owned by NLV Financial Corporation, which is in turn wholly owned by National Life Holding Company, a mutual insurance holding company owned by the policy owners of National Life Insurance Company.

Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor. ("Control" for the purposes of this item means "control" as defined in Section 2(a)(9) of the Act, but without reference to the presumption created therein.)

                        Not applicable.

Compensation of Officers and Directors of Depositor

        Compensation of Officers of Depositor

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

        (a) Directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

                Not applicable.

        (b) Directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries:

                Not applicable.

        (c) Indirectly or through subsidiaries to each of the officers or partners of the depositor:

                Not applicable.

        Compensation of Directors

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

        (a)     The aggregate direct remuneration to directors;

                        Not applicable.

        (b)     Indirectly or through subsidiaries to directors:

                        Not applicable.

        Compensation to Employees

33.     (a)     Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                        Not applicable.

        (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) sales managers, branch managers, district managers, and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers, and other persons making solicitations but not in supervisory capacity;
                (3) administrative and clerical employees; and (4) other (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                        Not applicable.

        Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceed $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                        Not applicable.

                                       IV.

                    DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35. Furnish the names of the states in which sales of the trust's securities: (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

        (A)     None.

        (B) It is proposed that the Policies be offered in all states in which they can be offered for sale.

        (C)     None.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

        Not applicable.

37.     (a)     Furnish the following information with respect to each instance where, subsequent to January l, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

                (1)     Name of officer, agency or body.

                (2)     Date of denial.

                (3)     Brief statement of reason given for denial.

                                None.

        (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                (1)     Name of officer, agency or body.

                (2)     Date of revocation.

                (3)     Brief statement of reasons given for revocation.

                                None.

38.     (a)     Furnish a general description of the method of distribution of securities of the trust.

                        Applications for the Policies are solicited by agents who are licensed by state insurance authorities to sell LSW's variable life insurance policies, and who are also registered representatives of ESI or registered representatives of broker/dealers who have selling agreements with ESI. ESI, whose address is LSW Drive, Montpelier, Vermont 05604, is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ESI is an indirect wholly-owned subsidiary of LSW. ESI acts as the principal underwriter, as defined in the 1940 Act, of the Policies, and for the Separate Account pursuant to an Underwriting Agreement to which the Separate Account, ESI and LSW are parties. The Policies are offered and sold only in those states where their sale is lawful.

        (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                        Not applicable.

        (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions, and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                        Agents are compensated for sales of the Policies on a commission and service fee basis and with other forms of compensation. During the first policy year, agent commissions will not be more than 50% of the premiums paid up to a target amount (used only to determine commission payments) and 3% of the premiums paid in excess of that amount. For policy years 2 through 10, the agent commissions will not be more than 4% of the premiums paid up to the target amount, and 3% of premiums paid in excess of that amount. In policy year 11 and thereafter, agent commissions will be 1.5% of all premiums paid. For premiums received in the year following an increase in Face Amount and attributable to the increase, agent commissions will not be more than 50% up to the target amount for the increase. Agents may also receive expense allowances.

Information Concerning Principal Underwriter

39.     (a)     State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized, and the date of organization.

                        ESI is a corporation organized under the laws of Vermont on October 7, 1968.

        (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                        Not applicable.

40.     (a)     Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                        None.

        (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                (1)     The nature of such fee or participation.

                (2)     The name of the person making payment.

                (3) The nature of the services rendered in consideration for such fee or participation.

                (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                                None.

41.     (a)     Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust.
                If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                        ESI is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ESI is also the principal underwriter for securities issued by National Variable Life Insurance Account, Vermont Variable Life Insurance Account, National Variable Annuity Account II, LSW Variable Annuity Account I, and Sentinel Variable Products Trust. ESI does not act in any capacity with respect to any other investment company, except that it sells shares of many investment companies as a selling group member, and was, prior to 1993, the principal underwriter of Sentinel Group Funds, Inc., and Sentinel Cash Management Fund, Inc., two publicly offered mutual funds. On March 1, 1993 new joint ventures were formed to be the investment advisor and principal underwriter of the Sentinel Funds.

        (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                        Not applicable.

        (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year. (Segregate full-time and part-time salesmen.)

                        Not applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

                Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                Not applicable.

Offering Price or Acquisition Valuation of Securities of the Trust

44.     (a)     Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust, or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

                1) The source of quotations used to determine the value of portfolio securities.

                2) Whether opening, closing, bid, asked or any other price is used.

                3) Whether price is as of the day of sale or as of any other time.

                4) A brief description of the methods used by registrant for determining other assets and liabilities, including accrual for expenses and taxes (including taxes on unrealized appreciation).

                5) Other items which registrant adds to the net asset value in computing offering price of its securities.

                6)      Whether adjustments are made for fractions:

              i.          Before adding distributor's compensation (load); and

              ii.         After adding distributor's compensation (load).

                        Amounts allocated, transferred, or added to a Subaccount of the Separate Account under a Policy are used to purchase units of that Subaccount; units are redeemed when amounts are deducted, transferred, or withdrawn. The number of units a Policy has in a Subaccount equals the number of units purchased minus the number of units redeemed up to such time. For each Subaccount, the number of units purchased or redeemed in connection with a particular transaction is determined by dividing the dollar amount by the unit value.

                        The unit value of a Subaccount is equal to the unit value on the immediately preceding valuation day (which is each day that the New York Stock Exchange is open for business other than the day after Thanksgiving) ("Valuation Day") multiplied by the Net Investment Factor (described below) for that Subaccount on that Valuation Day.

                        Each Subaccount of the Separate Account has its own "Net Investment Factor." The Net Investment Factor measures the daily investment performance of the Subaccount. The factor will increase or decrease, as appropriate, to reflect net investment income and capital gains or losses, realized and unrealized, for the securities of the underlying portfolio or series. The asset charge for mortality and expense risks will be deducted in determining the applicable Net Investment Factor.

        (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                        No Policies have yet been offered for sale to the public.

        (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                        Not applicable.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

        (a)     By whose action redemption rights were suspended.

        (b) The number of days notice given to security holders prior to suspension of redemption rights.

        (c)     Reason for suspension.

        (d)     Period during which suspension was in effect.

                        Not applicable.

Redemption Valuation of Securities of the Trust

46.     (a)     Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

                (1) The source of quotations used to determine the value of portfolio securities.

                        Not applicable.

                (2) Whether opening, closing, bid, asked or any other price is used.

                        Not applicable.

                (3) Whether price is as of the day of sale or as of any other time.

                        Not applicable.

                (4) A brief description of the methods used by registrant for determining other assets and liabilities, including accrual for expenses and taxes (including taxes for unrealized appreciation).

                        Not applicable.

                (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

                        See response to Item 13(a)(5).

                (6)     Whether adjustments are made for fractions.

                        Not applicable.

        (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

                        Not applicable.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof, and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

        LSW will maintain a position in the Portfolios of the Funds (see response to Item 12) by purchasing and redeeming shares in connection with amounts allocated to the Separate Account for the purposes of meeting Policy obligations and processing Policy transactions. There is no procedure for the purchase of underlying securities from Owners who exercise surrender rights.

                                       V.

                 INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

        (a)     Name and principal business address.

        (b)     Form of organization.

        (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

        (d)     Name of governmental supervising or examining authority.

                        Not applicable; there is no trustee or custodian for the Separate Account.

49. State the basis for the payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

                Not applicable; there is no trustee or custodian for the Separate Account.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                Under applicable state insurance law, the assets of the Separate Account may not be chargeable with liabilities from any other business LSW may conduct.

                                       VI.

            INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to the insurance of holders of securities:(1)


(1) The Policies are themselves the securities being issued in this case, and the response to the questions set forth herein refer to the insurance that is provided by the so-called "security" that is being registered.

        (a)     The name and address of the insurance company.

                        Life Insurance Company of the Southwest
                        1300 West Mockingbird Lane
                        Dallas, Texas 75247

        (b)     The types of policies and whether individual or group policies.

                        The Policies are individual flexible premium adjustable variable life insurance policies.

        (c)     The types of risks insured and excluded.

                        As long as the Policy remains in force, the insurance proceeds of the Policy will, upon due proof of the insured's death (and fulfillment of certain other requirements), be paid to the named beneficiary in accordance with the designated death benefit option.

        (d)     The coverage of the policies.

                        The insurance proceeds will consist of the Policy's "Death Benefit," plus any dividends payable, less any outstanding Policy loan and accrued interest, and less any unpaid Monthly Deductions. There are two death benefit options available. Both death benefit options are based in part on the Face Amount of the Policy, which is the Initial Face Amount of the Policy on the date of issue, as increased or decreased after the first policy year. Death Benefit Option A provides for the greater of (a) the Face Amount and (b) the applicable percentage of the Accumulated Value.

                        Death Benefit Option B provides for the greater of (a) the Face Amount plus the Accumulated Value and (b) the applicable percentage of the Accumulated Value.

                        After the first policy year, the Owner has significant flexibility to adjust the death benefit by changing the death benefit option or by increasing or decreasing the Face Amount of the Policy.

        (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

                        The beneficiary receives the Death Benefit payable upon the death of the insured. Unless later changed, the beneficiary is as stated in the Policy application. The interest of any beneficiary who dies before the insured vests in the Owner unless otherwise stated. The Owner has the right to change the beneficiary. If the Owner expressly waives this right, no change can be made without the written consent of the beneficiary. A new beneficiary may be named during the life of the insured by filing at LSW's home office written notice in such form as LSW may require.

        (f)     The terms and manner of cancellation and of reinstatement.

                        The Policy provides for an initial free-look period. The Owner may cancel the Policy before the latest of: (a) 45 days after Part A of the application for the Policy is signed; (b) 10 days after the Owner receives the Policy; and (c) 10 days after LSW mails or personally delivers a Notice of Withdrawal Right to the Owner. Upon returning the Policy to LSW or to an agent of LSW within such time with a written request for cancellation, the Owner will receive a refund equal to the gross premiums paid on the Policy.

        (g) The method of determining the amount of premiums to be paid by holders of securities.

                        The amount of premiums to be paid by a Owner depends on a number of factors, such as the insured's age, sex, and underwriting classification, the Face Amount of the Policy, and the timing of payments.

        (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                        None.

        (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                        No person other than LSW receives the premiums.

        (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                        None.

                                      VII.

                              POLICY OF REGISTRANT

52.     (a)     Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust, or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of the remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                        LSW reserves the right, subject to compliance with applicable law, including approval of Owners, if so required: (1) to make changes in the form of the Separate Account, if in its judgment such changes would serve the interests of Owners or would be appropriate in carrying out the purposes of the Policies, for example
                        (i) operating the Separate Account as a management company under the 1940 Act, (ii) deregistering the Separate Account under the 1940 Act if registration is no longer required, (iii) transferring the assets of the Separate Account to another separate account or to the General Account, (iv) making changes necessary to comply with, obtain or continue any exemptions from the 1940 Act, or (v) making other technical changes in the Policy to conform with any action described herein; (2) if in its judgment a Portfolio no longer suits the investment goals of the Policy, or if tax or marketing conditions so warrant, to substitute shares of another investment portfolio for shares of such Portfolio; (3) to eliminate, combine, or substitute Subaccounts and establish new Subaccounts, if in its judgment marketing needs, tax considerations, or investment conditions so warrant; and (4) to modify the provisions of the Policies to comply with applicable laws.

                        If a Policy has Accumulated Value in a Subaccount that is eliminated, LSW will give the Owner at least 30 days notice before the elimination, and will request that the Owner designate the Subaccount or Subaccounts (or the General Account) to which the Accumulated Value in the Subaccount to be eliminated should be transferred. If no such designation is received prior to the date of the elimination, then the Accumulated Value in such Subaccount will be transferred to the Money Market Subaccount.

        (b) Furnish information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                        Not applicable.

        (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

                (1)     The grounds for elimination and substitution;

                (2) The type of securities which may be substituted for any underlying security;

                (3) Whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries, or would conform to a policy of concentration of investment in a particular industry or group of industries;

                (4) Whether such substituted securities may be the securities of another investment company; and

                (5) The substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                                See response to Item 52(a).

        (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                                None.

Regulated Investment Company

53.     (a)     State the taxable status of the trust.

                        Not applicable.

        (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                        Not applicable.

                                      VIII.

                      FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

                Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold, assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

                Reference is made to the illustrations included in the registration statement for the Policies (see response to Item l(b)).

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type of each installment payment type of periodic payment plan certificate currently being issued by the trust.

                Reference is made to the illustrations included in the registration statement for the Policies (see response to Item l(b)).

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                Reference is made to the illustrations included in the registration statement for the Policies (see response to Item l(b)).

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

                Not applicable.

59.     Financial Statements:

                Financial Statements of the Trust

                        The trust has not yet commenced operations.

                Financial Statements of the Depositor

                        The financial statements for LSW will be contained in a pre-effective amendment to the registration statement for the Policies on Form S-6.

                                       IX.

                                    EXHIBITS

A.      (1)     Resolutions of the Board of Directors of Life Insurance Company
                of the Southwest establishing the LSW Variable Life Insurance
                Account. (1)

        (2)     Not applicable.

        (3)     Distributing Contracts:

                (a) Form of Distribution Agreement between Life Insurance Company of the Southwest and Equity Services, Inc. (2)

                (b)(1) Form of Equity Services, Inc. Branch Office Supervisor Contract. (2)

                (b)(2) Form of Equity Services, Inc. Registered Representative Contract. (2)

                (c)     Schedule of Sales Commissions. (2)

        (4)     Not applicable.

        (5)     (a)     Specimen LSW Advantage Policy Form. (1)

        (6)     (a)     Articles of Incorporation of Life Insurance Company of
                        the Southwest. (1)

                (b)     By-Laws of Life Insurance Company of the Southwest. (1)

        (7)     Not applicable.

        (8)     (a)(i)  Form of Participation Agreement among Variable Insurance
                        Products Fund, Fidelity Distributors Corporation and Vermont Life Insurance Company (now National Life Insurance Company) dated August 1, 1989. (3)

                  (ii) Form of Amendment to Participation Agreement between National Life Insurance Company, Life Insurance Company of the Southwest, and Variable Insurance Products Fund.
                        (2)

                (b)(i) Form of Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Vermont Life Insurance Company (now National Life Insurance Company) dated April 1, 1990.(3)

                  (ii) Form of Amendment to Participation Agreement between National Life Insurance Company, Life Insurance Company of the Southwest, and Variable Insurance Products Fund
                        II. (2)

                (c) Form of Participation Agreement between National Life Insurance Company, Life Insurance Company of the Southwest, and Sentinel Variable Products Trust. (2)

                (d)(i) Form of Participation Agreement by and among the Alger American Fund, National Life Insurance Company and Fred Alger Company. (4)

                  (ii) Form of Amendment to Participation Agreement between National Life Insurance Company, Life Insurance Company of the Southwest, and Alger American Fund. (2)

                (e) Form of Participation Agreement between National Life Insurance Company, Life Insurance Company of the Southwest, and American Century Variable Portfolios, Inc. (2)

                (f)(i) Form of Participation Agreement between National Life Insurance Company and Dreyfus Socially Responsible Growth Fund, Inc. (5)

                  (ii) Form of Amendment to Participation Agreement between National Life Insurance Company, Life Insurance Company of the Southwest, and Dreyfus Socially Responsible Growth Fund, Inc. (2)

                (g)(i) Form of Participation Agreement between National Life Insurance Company and INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., and INVESCO Distributors Inc. (5)

                  (ii) Form of Amendment to Participation Agreement between National Life Insurance Company, Life Insurance Company of the Southwest, and INVESCO Variable Insurance Funds, Inc. (2)

                (h)(i) Form of Participation Agreement between National Life Insurance Company and J.P. Morgan Series Trust II. (6)

                  (ii) Form of Amendment to Participation Agreement between National Life Insurance Company, Life Insurance Company of the Southwest, and J.P. Morgan Series Trust II. (2)

                (i)(i) Form of Participation Agreement between National Life Insurance Company and Neuberger & Berman Advisers Management Trust.(6)

                  (ii) Form of Amendment to Participation Agreement between National Life Insurance Company, Life Insurance Company of the Southwest, and Neuberger Berman Advisers Management Trust. (2)

                (j)(i) Form of Participation Agreement between National Life Insurance Company, Strong Variable Insurance Funds, Inc. and Strong Opportunity Fund II. (6)

                  (ii) Form of Amendment to Participation Agreement between National Life Insurance Company, Life Insurance Company of the Southwest, Strong Opportunity Fund II and Strong Variable Insurance Funds, Inc. (2)

        (9)     Not Applicable.

        (10)    LSW Advantage Application Form. (1)

        (11)    Not Applicable.

B.      Not applicable.

C.      Not applicable.

------------------------

(1) Incorporated herein by reference to the Form S-6 Registration Statement for the Policies (File No. 333-57402) filed March 22, 2001.

(2) To be filed by pre-effective amendment to the Form S-6 Registration Statement for the Policies (File No. 333-57402).

(3) Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement (File No. 33-16470) for Vermont Variable Life Insurance Account filed April 30, 1990.

(4) Incorporated herein by reference to Post Effective Amendment No. 1 to the Form S-6 Registration Statement (File No. 33-91938) for National Life Insurance Account filed March 12, 1996.

(5) Incorporated herein by reference to Post-Effective Amendment No. 4 to the Form S-6 Registration Statement (File No. 333-44723) for National Variable Life Insurance Account filed May 1, 2001.

(6) Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement (File No. 333-44723) for National Life Insurance Account filed April 16, 1998.

                                   SIGNATURES

        Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant, Life Insurance Company of the Southwest, has caused this Form N-8B-2 registration statement to be duly signed on behalf of the Registrant, LSW Variable Life Insurance Account, in the City of Dallas and State of Texas on the 15th day of June, 2001.

[SEAL]                                LSW VARIABLE LIFE INSURANCE ACCOUNT
                                      -----------------------------------

                                                 (Registrant)

                                  By: LIFE INSURANCE COMPANY OF THE SOUTHWEST
                                      ---------------------------------------

                                                 (Name of Depositor)



                                  By: /s/ MICHAEL D. DELLAPRISCOLI
                                     ----------------------------------------

                                     Michael D. Dellapriscoli

                                     (Name of officer of Depositor)

                                     Vice President

                                            (Title)



Attest: /s/ D. RUSSELL MORGAN
       ------------------------------

                D. Russell Morgan

                (Name)

                Assistant Secretary

                (Title)